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                              July 28, 2022

       Kyle Casey
       Chief Financial Officer
       Twinlab Consolidated Holdings, Inc.
       4800 T-Rex Avenue, Suite 225
       Boca Raton, FL 33431

                                                        Re: Twinlab
Consolidated Holdings, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 29,
2022
                                                            File No. 000-55181

       Dear Mr. Casey:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 9A. Controls and Procedures.
       Management's Annual Report on Internal Control over Financial Reporting, page 31

   1. We note that you performed an assessment of your internal control over financial reporting as of
December 31, 2021 and that you have material weaknesses that existed as of December 31, 2021.
However, you did not clearly disclose your management   s
                                                        conclusion on the
effectiveness of your internal control over financial reporting as of
                                                        December 31, 2021.
Please confirm you will clearly state in future filings whether or not your internal controls
were effective at the end of the period. Refer to the guidance in Item
                                                        308(a)(3) of Regulation
S-K.
 Kyle Casey
FirstName  LastNameKyle  CaseyInc.
Twinlab Consolidated Holdings,
Comapany
July       NameTwinlab Consolidated Holdings, Inc.
     28, 2022
July 28,
Page  2 2022 Page 2
FirstName LastName
Note 2- Summary of Significant Accounting Policies, page 64

2. Please provide to us, and confirm you will disclose in future filings, the disclosures required by ASC 606 regarding your accounting policy for Revenue Recognition.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tara Harkins at (202) 551-3639 or Mary Mast, Senior Accountant, at
(202) 551-3613 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences